SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA


10015509

March 31, 2010

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published March 24 and 31, 2010.

Best regards,
Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
March 24, 2010	Press Release	Skanska to invest SEK 600 M in new residence in Stockholm	law and by the listing agreement with Stockholm Stock Exchange
March 31, 2010	Press Release	Invitation to attend Capital Market Meeting on April 19, 2010 in Stockholm	law and by the listing agreement with Stockholm Stock Exchange

dlw 4/14

SKANSKA

Press Release

March 24, 2010
08:30 am CET

Skanska to invest SEK 600 M in new residences in Stockholm

Skanska is to develop and construct 168 apartments in central Stockholm. The investment will total SEK 600 M.

The planned Iskristallen block in the Kungsholmen district of Stockholm is expected to be completed in 2011. The sales process for the apartments will commence in May.

"Our customers show great interest in our new homes and we are now starting certain projects without the normal requirement of advance sales of units. As a rule, about 40 percent of the homes should be sold in advance of the actual construction process commencing," says Kaj Stenman, Sales Manager for Sweden, Skanska Residential Development Nordic.

"This is a very attractive location. The apartments in the adjacent Snöflingan project, which was completed last year, were sold out in two days.We believe that demand will remain strong, primarily in prime locations in the large urban regions, and to meet this interest, we are now increasing project start-ups."

Construction of the Iskristallen in the Kungsholmen district will be conducted by Skanska Sweden and is expected to commence in April this year.

Skanska Residential Development Nordic initiates and develops residential areas for apartment blocks and single family homes. At the beginning of 2010, the business unit had approximately 1,800 new homes in production and has about 350 employees in Skanska Residential Development in Sweden, Skanska Kodit in Finland and Skanska Bolig in Norway.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 10-448 88 38
Direct line for media: tel +46 10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for green solutions. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.

File Number 82-34932

SKANSKA

Press release

2010-03-31
2:00 pm

Invitation to attend Capital Market Meeting on April 19, 2010 in Stockholm

Effective January 1, 2010, Skanska will apply IFRIC 12 Service Concession Arrangements and IFRIC 15 Agreements for the Construction of Real Estate. For this reason, Skanska will arrange a Capital Market Meeting to discuss the effects of these changed accounting policies and their effects on each segment.

The presentation will be held in English by Hans Biörck, Executive Vice President and Chief Financial Officer, Skanska AB.

The Meeting will be held at the Scandic Anglais Hotel, Humlegårdsgatan 23 in Stockholm, commencing at 3:00 pm CET.

Please notify confirmation of your attendance not later than April 12 to Marianne Bergström, e-mail: marianne.bergstrom@skanska.se , telephone +46 10 448 88 75.

The presentation can also be followed via a live audiocast at www.skanska.com/investors, where the presentation will subsequently be available.

In addition, the presentation can be followed by telephone, including the option of asking questions. To participate by telephone, call +46 8 505 598 53, or +44 203 043 2436, or +1 866 458 4087.

Any travel and accommodation costs are to be paid by each participant themselves.

We look forward to meeting you in April!

For further information, contact:
Pontus Winqvist, Senior Vice President, Investor Relations, Skanska AB, tel +46 10 448 88 51
Karin Lepasoon, Executive Vice President and Senior Vice President, Communications, Skanska AB, tel +46 10 448 88 74

This and previous releases can also be found at www.skanska.com